Dear Fellow Shareholders,

During the first quarter of fiscal 2007, Pacific Rim continued to execute on its exploration strategy to expand the gold resource at its flagship El Dorado gold project in El Salvador.

Pacific Rim completed its 18-month long delineation drill program at the South Minita deposit during Q1 2007 and on June 19, 2006 published an updated resource estimate for the El Dorado project that included the important South Minita deposit. This new resource estimate was amended on July 25, 2006 with additional resources at the Nance Dulce deposit in the south El Dorado district. The new resource estimate increased the measured and indicated resources at El Dorado to 1.1 million ounces of gold and 7.4 million ounces of silver (3.7 million tonnes averaging 9.35 g/t gold and 62.24 g/t silver) or 1.2 million gold equivalent ounces. South Minita alone was estimated to contain an indicated resource of 318,000 ounces of gold and 2.2 million ounces of silver (1.0 million tonnes grading 9.25 g/t gold and 63.99 g/t silver) or 350,000 gold equivalent ounces, and a further 70,000 ounces of gold and 470,000 ounces of silver (302,000 tonnes grading 7.2 g/t gold and 48.23 g/t silver) or 77,000 gold equivalent ounces in the inferred category. The South Minita deposit, located on the Minita vein just south of the Minita deposit, has the potential to expand the size and economic outcome of the proposed operation at Minita (from the January 2005 pre-feasibility study) by increasing the gold ounces with potentially small incremental increases in capital costs. A full feasibility study is currently underway that will provide an economic analysis of an expanded operation based on underground mining of both Minita and South Minita.

Pacific Rim has made two recent additions to its management team that round out and strengthen the Company’s skill set as it prepares to transition from an exploration company to a mining company. Mr. Peter Neilans has joined Pacific Rim as the Company’s Chief Operating Officer and Ms. April Hashimoto is Pacific Rim’s new Chief Financial Officer. Both Pete and April hail from the Placer Dome organization; Pete was most recently the President and CEO of Placer Dome US and April was the CFO, Strategic Development and Project Development for Placer Dome Inc. These talented people bring senior operating and financial experience to Pacific Rim and will be key participants in the Company’s strategy to become a low-cost intermediate level gold producer.

During the remainder of fiscal 2007 Pacific Rim intends to focus on its south El Dorado district exploration drill program, concentrating on the southern extensions of the Minita vein system, the Nance Dulce area, and the Hacienda and Gallardo structures. Testing of these targets will occur once the Company receives its exploration permit for the south El Dorado claims, which is expected shortly. At the Santa Rita project, where the exploration permit was granted in the first quarter of fiscal 2007, drill access roads are currently being constructed and a Phase 1 drill program will commence once surface rights agreements with local landowners are negotiated.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

September 13, 2006
Vancouver, BC